UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Framework Agreement
On October 9, 2023, Euronav NV (“Euronav”) entered into a Framework Agreement (the “Framework Agreement”) with Frontline plc (“Frontline”). Pursuant to the Framework Agreement, Euronav will sell 24 vessels to Frontline, through its subsidiary Frontfleet Ltd. or a special purpose vehicle nominated by Frontfleet Ltd., (the “Vessel Sale”) by entering into a memorandum of agreement for each of them and one heads of agreement containing overarching principles. The Vessel Sale is subject to the satisfaction or waiver of certain closing conditions, including, among other things, obtaining necessary regulatory approvals, and the completion of the sale by Frontline and Famatown Finance Limited to CMB NV pursuant to a Share Purchase Agreement of an aggregate of 57,479,744 ordinary shares of Euronav.
The foregoing description of the Framework Agreement is not complete and is qualified in its entirety by the full text of the Framework Agreement, which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference.
Press Release
Attached hereto as Exhibit 99.2 is a copy of the press release (the “Press Release”) of Euronav, dated October 9, 2023, announcing, among other things, the Vessel Sale.
The information contained in Exhibit 99.2 of this Report on Form 6-K, except for the commentary of Lieve Logghe, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.
Important Information
The tender offer described in this Report on Form 6-K has not yet commenced. This Report on Form 6-K is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any ordinary shares or other securities. If and at the time a tender offer is commenced, CMB NV (“CMB”) has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, which will be mailed to Euronav’s shareholders and Euronav will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. This Report on Form 6-K does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. CMB has advised us that, if the share sale is completed and CMB becomes obliged to launch the offer described in this Report on Form 6-K, full details thereof will be included in the prospectus to be filed with the Belgian Financial Services and Markets Authority.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by CMB and Euronav, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.
This Report on Form 6-K shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require CMB or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.
Forward-Looking Statements
Matters discussed in this Report on Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this Report on Form 6-K are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer, the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibits

Exhibit Number	Exhibit Description

99.1	Framework Agreement, dated October 9, 2023, by and between Euronav NV and Frontline plc*

99.2	Press Release of Euronav NV, dated October 9, 2023

* Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 10, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Interim Chief Executive Officer and Chief Financial Officer

EXHIBIT 99.1

FRAMEWORK AGREEMENT

This agreement (the Agreement) is made on 9 October 2023.
BETWEEN
(1)
Euronav NV, a public limited liability company incorporated in Belgium with registration number 0860.402.767 at the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp), having its registered address at De Gerlachekaai 20, 2000 Antwerp, Belgium (hereinafter Euronav or the Seller);

AND
(2)
Frontline plc, a public limited company organized and existing under the laws of Cyprus, having its registered office at 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106 and registered with the company register under number HE442213 (hereinafter Frontline or the Purchaser).

Each of Euronav and Frontline is further referred to as a Party and together as the Parties.
WHEREAS
(A)
This Agreement sets forth a framework between the Parties for the sale and purchase of 24 vessels between Euronav (as seller) and Frontline (as purchaser). The relevant vessels (a Vessel and together the Vessels) are listed in Schedule 1 to this Agreement (the Transaction).

(B)
For each of the Vessels, Euronav and Frontline (through its wholly-owned subsidiary Frontfleet Ltd. or a special purpose vehicle nominated by Frontfleet Ltd.) have entered into a memorandum of agreement, (each a MOA), and a heads of agreement that contains certain overarching and coordinating terms for such MOAs (the HOA).

(C)
On the date of this Agreement, Frontline and Famatown Finance Limited, a limited company incorporated in Cyprus with company register number HE294555, having its registered address at John Kennedy, Iris House, 7th Floor, Room/Office 740 B, CY-3106 Limassol, Cyprus (Famatown)  (as sellers) and CMB NV, a public limited liability company organized and existing under Belgian law, with registered office at De Gerlachekaai 20, 2000 Antwerp, Belgium and registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Antwerp) under number 0404.535.431 (CMB) (as purchaser) have entered into a share purchase agreement (the SPA) with regard to shares in Euronav (the Share Sale). The Transaction set forth in this Agreement is subject to completion of the Share Sale as further detailed in this Agreement. The Transaction and the Share Sale form part of an integrated solution to the current strategic and structural deadlock within Euronav in which each of the Parties, CMB and Famatown have a vested interest.

(D)
On 10 July 2022, Euronav and Frontline entered into a combination agreement (the Combination Agreement). On 9 January 2023, Frontline terminated the Combination Agreement with immediate effect. On 28 January 2023, Euronav filed a request for arbitration on the merits with CEPANI against Frontline, Famatown, Hemen Holding Limited, a limited company incorporated in Cyprus with company register number HE87804, having its registered address at John Kennedy, Iris House, 7th Floor, Room/Office 740 B, CY-3106 Limassol, Cyprus (Hemen) and Geveran Trading Co. Limited, a limited company incorporated in Cyprus with company register number HE37780, having its registered address at John Kennedy, Iris House, 7th Floor, Room/Office 740 B, CY-3106 Limassol, Cyprus (Geveran), (CEPANI reference number 221138) (the Arbitration Proceedings) in relation to the termination of the Combination Agreement. On the date of this Agreement, Euronav, Frontline,

Famatown, Hemen and Geveran shall enter into a settlement agreement aimed at terminating the Arbitration Proceedings subject to completion of the Share Sale (the Settlement Agreement).
(E)
The Agreement, the Transaction, the Share Sale and the Settlement Agreement form part of an integrated solution to the current strategic and structural deadlock within Euronav in which each of the Parties, CMB and Famatown have a vested interest (the Integrated Solution).

(F)
By entering into this Agreement, the Parties wish to establish a framework for the Transaction and to agree on the conditionality and co-ordinated entering into effect of certain provisions of the MOAs, the Settlement Agreement and the completion of the Share Sale.

(G)
This Agreement is the outcome of thorough negotiations between the Parties, which are professional parties assisted by professional advisers, and reflects all elements that the Parties deem important pursuant to such negotiations. The Parties acknowledge and agree (i) to have received all relevant information for entering into this Agreement, (ii) that they have all been given the opportunity to negotiate each of the terms and conditions set forth in this Agreement, (iii) that this Agreement reflects all elements which they deem important pursuant to such negotiations and (iv) that this Agreement reflects a fair and appropriate balance between the rights and obligations of all Parties.

IT IS AGREED AS FOLLOWS
1.	INTERPRETATION
In addition to terms defined throughout this Agreement, Schedule 2 sets out the definition of capitalized terms used in this Agreement, as well as certain principles of interpretation to be applied to this Agreement.
2.	SALE AND PURCHASE
Subject to the terms and conditions set forth in this Agreement, and more specifically the Conditions Precedent set out in Clause 3, the provisions of the MOAs (with the exception of clauses 4(b) (if applicable) and clause 6 (if applicable) and clause 16 thereof, which shall become effective from the date of signing of the MOAs) pursuant to which Euronav sells and Frontline, through its wholly-owned subsidiary Frontfleet Ltd. (or a special purpose vehicle nominated by Frontfleet Ltd.) purchases the Vessels will come into effect (the Effective Date).
3.	CONDITIONS PRECEDENT
3.1	Conditions precedent
The Effective Date is conditional on the following conditions (all of the below a Condition Precedent and together the Conditions Precedent) being satisfied (or waived in accordance with Clause 3.2(c)) on or before 31 December 2023 or such other date as the Parties may agree in writing (the Long Stop Date):
(a)
the necessary clearance decisions, consents, waivers or non-objection certificates for the Transaction with respect to the Regulatory Approvals by the relevant Governmental Authorities having been obtained, or expiry or early termination of any applicable waiting periods without any investigation or proceeding having been initiated (the Regulatory Condition);

(b)
the resolutions by Euronav’s shareholders’ meeting approving the conditionality of the Transaction and the Settlement Agreement on the Share Sale pursuant to article 7:151 CCA having been filed with the clerk’s office of the enterprise court in Antwerp (the Shareholder Approval Condition); and

(c)	closing of the Share Sale as defined in the SPA shall have occurred.
3.2	Covenants with respect to the Conditions Precedent
(a)	Regulatory Condition
(i)
With respect to the Regulatory Condition, Frontline shall, as soon as practicable after the date of this Agreement, file or cause to be filed all necessary notifications, applications, and submissions with any Governmental Authorities that are required to obtain the Regulatory Approvals.

(ii)
Frontline shall use its best efforts to obtain the Regulatory Approvals as promptly as possible and shall (i) provide Euronav with copies of all material communications with the Governmental Authorities (whereby commercially sensitive information shall be blacklined), (ii) consult with Euronav and consider in good faith Euronav’s views and suggestions regarding the strategy and content of such communications, (iii) keep Euronav informed of the status and progress of the Regulatory Approvals, and (iv) promptly notify Euronav of any requests, inquiries, objections, or challenges from the Governmental Authorities relating to the Regulatory Approvals. Euronav shall provide all reasonable assistance in this respect, including providing all information and documents in connection with the preparation, filing, and pursuit of such Regulatory Approvals. Euronav furthermore agrees that Frontline may provide CMB with the same information with respect to the Regulatory Condition as it provides to Euronav, pursuant to Frontline’s covenants under the SPA with respect to the condition precedent to the Share Sale that Frontline must confirm to CMB that the Regulatory Condition as set out in and defined in this Agreement has been satisfied or waived.

(iii)
Frontline shall, at its sole cost and expense, take any and all actions and agree to any and all conditions, undertakings, divestitures, or remedies (collectively, the Remedies) that are necessary or advisable to obtain the Regulatory Approvals and to avoid or eliminate any impediments or objections that may be asserted or threatened by the Governmental Authorities under applicable laws, regardless of the impact or effect of such Remedies on the value, benefits, or prospects of Frontline, Euronav or any of its Affiliates. Frontline shall not, without the prior written consent of Euronav, (i) withdraw, amend, or modify any notifications, applications, or submissions filed with the Governmental Authorities, (ii) extend any statutory or agreed-upon deadlines or waiting periods, or (iii) consent to or enter into any settlement, agreement, or order with any Governmental Authority that would impose any Remedies or limit the Seller’s or the Purchaser’s rights or obligations under this Agreement.

(b)	Shareholder Approval Condition
Euronav will take all steps to (i) convene a shareholders meeting to take place as soon as reasonably possible and at the latest 60 calendar days after the date of this Agreement to resolve pursuant to article 7:151 CCA on the conditionality of the Transaction on the Share Sale, (ii) will recommend to its shareholders to approve such resolution and (iii) shall file the resolutions of such shareholders meeting with the clerk’s office of the enterprise court in Antwerp as soon as reasonably possible after the date thereof.
(c)	Fulfilment and waiver
All Conditions Precedent are for the benefit of Euronav and Frontline. By mutual consent in writing, Frontline and Euronav may decide to waive any or all of these Conditions Precedent (in whole or in part). Each of Euronav and Frontline may individually terminate this Agreement by written notice if any of these Conditions Precedent is not fulfilled or no longer capable of being fulfilled or waived by the Long Stop Date. Such termination right is without prejudice to any other rights or remedies, which a Party may have under applicable Law against another Party in relation to the non-satisfaction of such Condition Precedent.
(d)	No retroactive effect
In accordance with Article 5.147 of the Civil Code, the fulfilment of the Conditions Precedent shall not have retroactive effect.
4.	EFFECTIVE DATE
4.1	Subject to the Conditions Precedent being fulfilled or waived, the Effective Date will occur subject to and simultaneously with the closing of the Share Sale in accordance with the terms of the SPA.
4.2	If the Effective Date does not occur at the latest on the Long Stop Date, each Party will have the right to terminate this Agreement by written notice.
5.	NO RESCISSION AND TERMINATION
5.1
The Parties explicitly and irrevocably waive (and procure, as applicable, that their Affiliates shall waive) to the fullest extent permitted by law any and all rights, remedies and causes of action it or any of its Affiliates may have in connection with this Agreement, under any law, to seek the unilateral annulment, cancellation, dissolution or termination of this Agreement other than as provided in this Agreement, to invoke any defect of consent or to invoke any of the remedies set out in articles 5.59, 5.74 and 5.90 of the Civil Code, without prejudice to the remedies as set out in this Agreement, the HOA or in the MOAs.

5.2
Upon termination of this Agreement pursuant to Clauses 3.2(c), 4.2, or this Clause 5 (i) this Agreement shall cease to have any effect, except for the provisions of Clause 7 (Miscellaneous) and this Clause 5, which shall survive the termination of this Agreement and (ii) neither Party shall have any further rights or liabilities under this Agreement.

6.	SETTLEMENT OF ARBITRATION PROCEEDINGS
As part of the Integrated Solution, the Parties wish to settle the Arbitration Proceedings subject to the transfer of all shares in Euronav owned by Frontline and Famatown to CMB by the Long Stop Date at the latest. To that effect, the Parties, Famatown, Hemen and Geveran shall execute the conditional Settlement Agreement attached as Schedule 3 on the date of this Agreement.  Upon entering into effect of the Settlement Agreement, the Arbitration Proceedings shall be withdrawn and the Parties shall waive all rights and claims that they have or may have against each other concerning the entering into, performance and termination of the Combination Agreement which shall be deemed irrevocably terminated. In any event, Euronav commits not to seek reactivation of the Arbitration Proceedings before 1 January 2024.
7.	MISCELLANEOUS
7.1	Confidentiality:
(a)
The existence, subject and contents of this Agreement are confidential. Except as explicitly provided otherwise in this Agreement and subject to Clause 7.1(b), each Party is prohibited from disclosing all or any part of this Agreement or its existence at any time.

(b)	Clause 7.1(a) shall not prohibit disclosure or use of any information if and to the extent that:

(i)
the disclosure or use is required in order to allow any Party to comply with any legal or regulatory requirement (including under Article 7:116 CCA and any requests made by the FSMA in this respect) to make a public announcement or filing or to provide information to any Governmental Authority (including the FSMA, Finanstilsynet and the SEC) or stock exchange (including Euronext Brussels, the Oslo Stock Exchange and NYSE), in which case such Party may disclose only that portion of information it is required to disclose, it being understood and agreed that the existence, subject and contents of this Agreement may be disclosed by a Party in an amendment to such Party’s Schedule 13D and that this Agreement may be publicly filed in its entirety as an exhibit thereto, in each case at any time after the execution and delivery hereof;

(ii)	the disclosure or use is required for the purposes of any judicial or arbitration proceedings arising out of or in connection with this Agreement;
(iii)
the disclosure is made to professional advisers of any Party or to the credit institutions financing the Transaction, on condition that such professional advisers or credit institutions undertake or are bound by professional rules of conduct to comply with obligations substantially similar to the provisions of this Clause 7.1;

(iv)
the disclosure is made (i) in the context of Euronav’s shareholders’ meeting in view of the Shareholder Approval Condition or (ii) to CMB in view of any disclosures to be made by it in the context of its mandatory public takeover bid on Euronav, including as part of the prospectus, Schedule TO or Schedule 13E-3 or any document contained therein or filed as an exhibit thereto, or any other offer documentation, as well as in any Schedule 13D filing, press releases to be issued by CMB in relation to the announcement of (its intention to launch) such takeover bid and in any other communication related thereto and within the framework of such takeover bid proceedings or (iii) by Frontline in the context of the Share Sale contemplated in the SPA;

(v)	the disclosure is made in the context of the settlement of the Arbitration Proceedings in accordance with this Agreement and the Settlement Agreement;
(vi)	the information is or becomes publicly available (other than as a result of a breach of this Agreement).
7.2
Relationship between this Agreement and the HOA and MOAs: This Agreement intends to co-ordinate the entering into effect of certain provisions of the MOAs, especially in relation to (i) the application of the Conditions Precedent and (ii) the co-ordination with completion of the Share Sale. Without prejudice to the generality of the foregoing:

(a)
This Agreement does not replace the terms and conditions of the HOA and the MOAs, except as expressly provided herein. In the event of any conflict or inconsistency between this Agreement and the HOA or MOAs, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency, unless otherwise agreed by the Parties in writing.

(b)
The Parties shall, and shall cause their Affiliates that are a party thereto (such as Frontfleet Ltd.) to, perform their respective obligations under the HOA and MOAs in accordance with their terms and conditions, subject where relevant to the Effective Date having occurred.

7.3
Financing: Frontline represents and warrants to Euronav that it has obtained sufficient funding to comply with its obligations in respect of the Transaction. Frontline agrees and undertakes to indemnify Euronav, on a dollar-for-dollar basis, for any Loss incurred by Euronav which would not have been incurred by it if Frontline’s representation in the previous sentence had been true, accurate and not misleading.

7.4
Further assurances: Each of the Parties shall from time to time execute such documents and perform such acts and things as any other Party may reasonably require in order to give a Party the full benefit of this Agreement.

7.5
No Assignment: No Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a contribution, a donation or any other transaction, including the sale or contribution of a division or of a business as a whole, a merger or a demerger) without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it intended to assign (without prejudice to any other right or remedy that the other Parties may have for breach of this Clause). Subject to the assignment restrictions set out in this Clause, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

7.6
Costs and expenses: Each Party shall bear all costs and expenses incurred or to be incurred by it or its Affiliates that are a party thereto (such as Frontfleet Ltd.) in connection with the negotiation, execution and performance of this Agreement, the HOA and the MOAs.

7.7
Severability: If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected. In such case, each Party shall use its best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

7.8
Counterparts: This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any Party may enter into this Agreement by executing a counterpart. This Agreement shall not be effective until each Party has executed at least one counterpart. The Parties therefore expressly agree that the signing of this Agreement by a Party by means of a scan or digitized image of a signature (e.g. a scan in PDF format) or an electronic signature (e.g. via DocuSign) will have the same binding force and effect as an original signature for purposes of validity, enforceability and admissibility. Issue of a signed copy via e-mail or via an electronic signature system will have the same binding force and effect as the issue of an original physical copy.

7.9	Governing Law and arbitration
(a)	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed and interpreted in accordance with the laws of Belgium.
(b)
Any dispute between the Parties (including non-contractual disputes) arising from, related to or in any way connected with this Agreement, shall be exclusively and definitively settled in accordance with the CEPANI arbitration rules applicable as of the date of this Agreement (the CEPANI Rules), by three arbitrators appointed in accordance with the CEPANI Rules. Euronav on the one hand and Frontline on the other shall nominate an arbitrator. The Party-nominated arbitrators shall then have 30 calendar days as from the last of either their respective appointments (or such further time as the Parties may agree by valid variation) to jointly nominate the third member of the arbitration tribunal, who shall be proposed for appointment as its chairperson. If the Party-nominated arbitrators are unable to jointly nominate a chairperson within 30 calendar days, the chairperson’s appointment shall be made in accordance with the CEPANI Rules.

(c)
The provisions of this Clause 7.9 are without prejudice to the governing law and arbitration provision of the HOA and the individual MOA’s. Without prejudice to the generality of the foregoing, it is agreed that any dispute between the Parties (i) relating to any termination of this Agreement by any of the Parties before the Effective Date or (ii) that extends beyond the scope of an individual MOA and the individual Vessel to which such MOA relates, is to be settled in accordance with the provisions of this Clause 7.9.
(d)	The place of arbitration shall be Brussels, Belgium and the language of the proceedings shall be English.
(e)	Notwithstanding this Clause 7.9, the Parties shall have the right to have recourse to the ordinary courts of Belgium for interim and/or conservatory measures.

Done on 9 October 2023, each Party acknowledging receipt of its copy.

Frontline plc /s/ Lars Barstad
Name:	Lars Barstad
Title:	Attorney-in-fact

Euronav NV /s/ Grace Reksten Skaugen
Name:	Grace Reksten Skaugen
Title:	Special Proxyholder

SCHEDULE 1
OVERVIEW OF VESSELS

Name	Type	Flag	Building year	DWT	Shipyard	Scrubber
AMUNDSEN	VLCC	French	2017	298.991	Hyundai
AQUITANE	VLCC	Belgian	2017	298.767	Hyundai
ARDECHE	VLCC	Belgian	2017	298.642	Hyundai
ALBORAN	VLCC	Liberian	2016	299.000	Hyundai
ALEX	VLCC	Belgian	2016	298.991	Hyundai
ALICE	VLCC	Belgian	2016	299.300	Hyundai
CAMUS	VLCC	Belgian	2023	299.158	HSHI	Yes
CASSIUS	VLCC	Belgian	2023	299.158	HSHI	Yes
DALIS	VLCC	Liberian	2020	299.995	Okpo Shipyard	Yes
DELOS	VLCC	Belgian	2021	300.200	Daewoo	Yes
DERIUS	VLCC	Liberian	2019	299.995	Okpo Shipyard	Yes
DICKENS	VLCC	Belgian	2021	299.550	Daewoo	Yes
DIODORUS	VLCC	Belgian	2021	300.200	Daewoo	Yes
DOMINICA	VLCC	Liberian	2016	299.999	Daewoo
DORIS	VLCC	Belgian	2021	300.200	Daewoo	Yes
DRENEC	VLCC	Liberian	2016	299.999	Daewoo
HATTERAS	VLCC	Liberian	2017	297.363	Hanjin Subic
HERON	VLCC	Liberian	2017	297.363	Hanjin Subic
CLOVIS	VLCC	Belgian	2023	299.158	HSHI	Yes
ANDAMAN	VLCC	Liberian	2016	299.392	Hyundai
ANNE	VLCC	French	2016	299.533	Hyundai
ARAFURA	VLCC	Belgian	2016	298.991	Hyundai
ARAL	VLCC	Belgian	2016	299.999	Hyundai
DESIRADE	VLCC	French	2016	299.999	Daewoo

SCHEDULE 2
DEFINITIONS AND INTERPRETATION
1.	DEFINITIONS
For the purposes of this Agreement, the following terms shall have the meanings attributed thereto below:
Affiliate
means, in relation to any person, any other person which, directly or indirectly, controls, is under common control with, or is controlled by, such person, and, in the case of a trust, (i) any trustee, settlor or protector of such trust, as well as (ii) any person which, directly or indirectly, controls, is under common control with, or is controlled by such trustee, settlor or protector (excluding, for the avoidance of doubt, any beneficiary of such trust).

Agreement	means this agreement.

Business Day	means any day on which banks in Belgium are open to the public, excluding Saturdays and Sundays.

CCA	means the Belgian Code of Companies and Associations (Wetboek van vennootschappen en verenigingen).

CEPANI Rules	has the meaning set forth in Clause 7.9.

Civil Code	means the Belgian Civil Code (Burgerlijk Wetboek).

CMB	has the meaning given thereto in Recital (C).

Condition(s) Precedent	has the meaning attributed thereto in Clause 3.1.

Effective Date	has the meaning attributed thereto in Clause 2.

Famatown	has the meaning given thereto in Recital (C).

Frontline	has the meaning given thereto in the Parties’ section.

FSMA	The Belgian financial services and markets authority (“Autoriteit voor financiële diensten en markten”).

HOA	has the meaning set forth in Recital (B).

Governmental Authority
means (i) the government of any jurisdiction (or any political or administrative subdivision thereof), whether national, federal, provincial, regional, state, county, municipal, local or foreign, and any subdivision, department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby, (ii) any public international organization or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities, and (iii) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental or self-regulatory authority, including any stock exchange

Law
means all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, decrees, codes, bylaws, rules or other legally binding guidance, orders, consents, permits, policies, restrictions or licenses or other legislative measures or decisions issued, enacted, adopted, promulgated, implemented or otherwise made effective by or under the authority of any Governmental Authority, in each case having the force of law, and treaties, conventions and other agreements between states, or between states and the European Union or other supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars and standards of any Governmental Authority.

Long Stop Date	has the meaning attributed thereto in Clause 3.1.

Loss	means any damage (“schade”) within the meaning of Articles 5.86 and 5.87 (and the articles to which these clauses refer) of the Civil Code.

MOA	has the meaning set forth in Recital (B).

Party	has the meaning given thereto in the Parties’ section.

Purchaser	means Frontline.

Regulatory Condition	has the meaning set forth in Clause 3.1(a).

Regulatory Approvals	means the following regulatory approvals: the Kingdom of Saudi Arabia.

Remedies	has the meaning set forth in Clause 3.2(a)(iii).

SEC	means the United States Securities and Exchange Commission.

Seller	means Euronav.

Shareholder Approval Condition	has the meaning set forth in Clause 3.1(b).

Share Sale	has the meaning given thereto in Recital (C).

SPA	has the meaning given thereto in Recital (C).

Transaction	has the meaning set forth in Recital (A).

Vessel	has the meaning set forth in Recital (A).

2.	INTERPRETATION
For the purposes of interpreting this Agreement, the following shall apply:
2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.
2.2	The Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and vice versa.
2.3	All periods of time set out in this Agreement shall be calculated in accordance with article 1:32 CCA.
2.4
In the event of any difficulty of interpretation, the rules set out in articles 5.64 and 5.65 of the Civil Code shall apply. The Parties expressly waive the application of article 5.66 of the Civil Code and article 1602 of the old Belgian civil code (Oud Burgerlijk Wetboek).

2.5	Unless otherwise specified, a reference in this Agreement to:
(a)	the term “control” (or any derivations thereof) shall have the meaning ascribed to the term “controle” in article 1:14 CCA;
(b)	the terms “includes” and “including” means including but not limited to;
(c)	the expression “best efforts” (or any similar expression or derivation thereof) shall be construed as a “middelenverbintenis”; and
(d)
the expressions “shall cause” or “shall procure that” (or any similar expression or derivation thereof), shall be construed as a “sterkmaking” combined with a guarantee (“waarborg”) in case of non-performance.

SCHEDULE 3
SETTLEMENT AGREEMENT

EXHIBIT 99.2

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AGREEMENT BETWEEN REFERENCE SHAREHOLDERS

ANTWERP, Belgium, 9 October 2023 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) announces today that its two reference shareholders, CMB NV (“CMB”) and Frontline plc/Famatown Finance Limited (“Frontline”), have reached agreement on a transaction involving the Company that puts an end to the deadlock arising from their entrenched differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment.

The transaction comprises three interdependent agreements:

•	CMB will acquire Frontline’s 26.12% stake in the Company for $18.43 per share (the “Share Sale”);
•	Frontline will acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion (the “Fleet Sale”);
•	The Company’s pending arbitration action against Frontline and affiliates will be terminated (the “Settlement Agreement”).

Following its acquisition of Euronav shares from Frontline, CMB will own 49.05% of the Company’s issued shares (representing 53% of the voting rights in Euronav). Euronav holds 8.23% of its shares in treasury. In compliance with Belgian takeover rules, CMB will launch a mandatory public takeover offer (“the Offer”) for all outstanding shares in the Company that are not already owned by CMB or its affiliates, at a price of $18.43 per share, reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer price will be paid in cash.

The agreements to which the Company is party, namely the Fleet Sale for a price reflecting market value and the Settlement Agreement, fall within the scope of the related parties transactions procedure under Belgian law. They have been approved by the Euronav Supervisory Board, on the advice of the Independent Directors’ Committee stating that a continuing governance, structural and strategic deadlock between Euronav’s reference shareholders may adversely impact the Company’s ability to adapt to customer expectation and market evolutions, which is expected to become value destructive in the longer term.
More detail can be found in the announcement attached to this press release.

Lieve Logghe, Euronav CFO and interim CEO, stated: “After many months of uncertainty, the transaction announced today leverages the value that Euronav and its people have created through many years of hard work. It represents a balanced outcome for shareholders, who now have the choice between realising that value in cash or following Euronav in a new strategic direction under a new controlling shareholder.”

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Transaction details

The transaction consists of three distinct agreements, each of which is dependent upon the approval and implementation of the other two:

i)	CMB to purchase all Euronav shares held by Frontline
CMB has entered into the Share Sale with Frontline to acquire all of the 57,479,744 Euronav shares currently owned by Frontline (representing 26.12% of Euronav’s issued shares), for a purchase price of USD 18.43 per share.

The completion of the Share Sale is subject to merger control approvals and approval by a Special General Meeting (SGM) of Euronav shareholders of the conditionality of the Fleet Sale on the completion of the Share Sale in accordance with Article 7:151 of the Belgian Code of Companies and Associations.

ii)	Frontline to acquire 24 VLCC tankers from Euronav for an aggregate purchase price of $2.35 billion, subject to completion of the Share Sale.
The Vessel Sale from Euronav to Frontline covers vessels with an average age of 5.3 years (see list in appendix) and is subject to merger control approvals and approval by a Special General Meeting (SGM) of Euronav shareholders of the conditionality of the Fleet Sale and the Settlement Agreement on the completion of the Share Sale in accordance with Article 7:151 of the Belgian Code of Companies and Associations. The cash price is subject to a price adjustment mechanism to reflect final delivery schedules.

iii)	Euronav’s pending arbitration action against Frontline to be terminated.
As an integrated part of a proposed package deal to resolve the deadlock, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement will be terminated. No cash consideration is included in the Settlement Agreement. Without settlement, the case would have posed a significant obstacle to the resolution of the governance deadlock between the Company’s reference shareholders.

Mandatory takeover offer

Following the completion of the Share Sale, expected in Q4 2023, CMB’s shareholding will exceed the 30% threshold at which the acquirer is compelled under Belgian law to launch a mandatory takeover offer (“the Offer”). CMB will need to publish an Offer prospectus and launch its Offer for all outstanding Euronav shares. The Offer will be at a price of $18.43 per share, reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer price will be paid in cash. Until the completion of the Share Sale, the Company will not distribute any dividends to its shareholders.

The Offer price is in line with Euronav’s net asset value (NAV) and, as such, representative of the Company’s intrinsic value in a context where most listed peers trade at a discount to NAV.  Prior to the Offer launch, CMB will already hold a controlling stake in the Company.

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The Offer, once made, which will carry no acceptance threshold and will provide Euronav shareholders with a choice between selling at a price that reflects the Company’s intrinsic value or remaining invested in a listed entity whose new controlling shareholder has stated an intention to change its strategic direction, as further outlined in CMB’s press release of 9 October 2023.

Euronav notes that CMB intends to maintain Euronav’s listing on Euronext Brussels and the New York Stock Exchange, and therefore has no intention to launch a squeeze-out bid following the closing of the Offer.

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Indicative timetable

9 October, 2023	Announcement of proposed transaction
Signature of the related contracts

Q4 2023	Convening of Special General Meeting (SGM) announced

2 November, 2023	Euronav Q3 results

Q4 2023	SGM

Q4 2023	Share Sale completion and settlement
Fleet Sale completion and settlement

Q1 2024	CMB launches mandatory offer (MTO) for Euronav (art 5)

Q1 2024	Targeted approval date of MTO Prospectus

Q1/Q2 2024	Targeted close of acceptance period for MTO

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APPENDIX

List of vessels to be acquired by Frontline from the Euronav fleet

Build year	No.	Vessels
2015	1	Dominica
2016	9	Alboran, Alex, Alice, Andaman, Anne, Arafura, Aral, Desirade, , Drenec
2017	5	Amundsen, Aquitaine, Ardeche, Hatteras, Heron
2019	1	Derius
2020	1	Dalis
2021	4	Delos, Dickens, Diodorus, Doris
2023	3	Camus, Cassius, Clovis

Contact:
Contact: Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Agreement between reference shareholders – 9 October 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

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The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer, the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defence, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This announcement does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. CMB has advised us that, if the Share Sale is completed and CMB becomes obliged to launch the Offer, full details thereof will be included in the prospectus to be filed with the Belgian Financial Services and Markets Authority.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require CMB or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

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Important information for U.S. investors about the proposed transaction

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any ordinary shares or other securities. If and at the time a tender offer is commenced, CMB has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, which will be mailed to Euronav’s shareholders and Euronav will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by CMB and Euronav, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 9 October 2023 – 08:00 a.m. CET _______________________________________

ANTWERP, Belgium, 9 October 2023 – Yesterday evening, the Supervisory Board of Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) approved the entry by Euronav into a partial fleet sale and an arbitration settlement, as part of a set of transactions involving Euronav’s reference shareholders, Frontline plc/Famatown Finance Limited (“Frontline”) and CMB NV (“CMB”), owners of respectively 26.124% and 22.929% of the shares in Euronav.

The broader set of transactions comprises three interdependent agreements:

(i)	the sale by Frontline of all its Euronav shares to CMB , followed by a mandatory public takeover offer by CMB on all outstanding Euronav shares (the “Share Sale”);
(ii)	the sale of part of the Euronav fleet (24 vessels) to Frontline (the “Fleet Sale”);
(iii)	the settlement of the arbitration proceedings initiated by Euronav in connection with the termination by Frontline of the combination agreement dated 10 July 2022 (the “Settlement Agreement”).

Frontline, as counterparty to the Fleet Sale and the Settlement Agreement, is a related party of the Company within the meaning of IAS 24. The Fleet Sale and the Settlement Agreement (together the “Related Party Transactions”) are therefore subject to the procedure provided for in Article 7:116 BCCA, which applies to any decision or transaction made in execution of a decision of the Supervisory Board of a listed company relating to a related party.

During its meeting of 8 October 2023, the Supervisory Board has decided to enter into the transaction documents setting out the terms and conditions for the Related Party Transactions.

The fundamental difference in view on the medium- to long-term strategy of the Company between Frontline and CMB has led to a strategic deadlock within the Company. This is reinforced by a structural deadlock resulting from the fact that each of Frontline and CMB has a blocking minority on structural decisions and the existence of various factions within the Supervisory Board. The Related Party Transactions form, together with the Share Sale, an integral solution for this deadlock.

The Related Party Transactions are conditional upon completion of the Share Sale. In addition, the Fleet Sale and the Share Sale are conditional upon, inter alia, the obtention of regulatory approvals.

A Committee of three independent members of Euronav’s Supervisory Board has reviewed the terms and conditions of the transaction documents for the Related Party Transactions in accordance with the provisions of Article 7:116 BCCA and has issued a written reasoned advice to the Supervisory Board. In its advice, the Committee stated that it is of the view that in light of the integrated long-term solution to the deadlock within Euronav, the Fleet Sale and the Settlement Agreement are not manifestly unlawful in nature and that it is unlikely that the Fleet Sale and the Settlement Agreement would result in disadvantages to Euronav that are not outweighed by benefits to Euronav. The Committee therefore advised favourably on the proposed Fleet Sale and Settlement Agreement.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 9 October 2023 – 08:00 a.m. CET _______________________________________

The Share Sale
The Share Sale will trigger the requirement for CMB to launch a mandatory takeover offer on all shares of Euronav, at the same price as the Share Sale. Accordingly, all shareholders of Euronav will have the opportunity to sell their shares for the same price at which Frontline will have sold its shares to CMB.

The Fleet Sale
The aggregate purchase price for the Fleet Sale amounts to USD 2.350 billion, payable in cash, which has been determined on the basis of an average of three broker valuations. The Committee of Independent members of the Supervisory Board further obtained asset valuations from another broker, which was in line with this valuation. The Committee further considered the Price/NAV ratios of selected precedent transactions, concluding on an average Price/NAV ratio of 0.9x and a median of 1.0x, which is in line with the ratio applied for the Fleet Sale.

The Fleet Sale would provide capital to Euronav to implement, with CMB as controlling shareholder, strategic change through the acquisition of a more diversified fleet in the future.

The Settlement
Through the Settlement Agreement, Euronav will waive its claims against Frontline in connection with the termination by Frontline of the combination agreement dated 10 July 2022, without financial compensation, subject to completion of the Share Sale. The Company has been requested by the reference shareholders to consider the deadlock solution as one package. Frontline has also indicated that it will not enter into the Fleet Sale or the Share Sale without the Settlement Agreement. On this basis, the Settlement Agreement is considered as an integrated part of a proposed package deal to resolve the deadlock. The Committee is of the opinion that the potential receipt of one-time compensatory damages would not outweigh the potential value destruction to the Company caused by the continuation of the governance deadlock over a longer period of time. In addition, the Committee notes that the arbitration proceedings will only be terminated following completion of the Share Sale.

The assessment carried out by Euronav’s statutory auditor in accordance with Article 7:116 BCCA provides as follows: Based on our assessment, nothing has come to our attention that makes us to believe that the financial and accounting data referred to in the opinion of the committee of independent members of the supervisory board dated 8 October 2023 or in the minutes of supervisory board dated 8 October 2023, motivating the proposed transaction, are not consistent in all material respects with the information available to us in the context of our assignment.

The Committee has been assisted by Lazard BV/SRL as financial advisors, and by Linklaters LLP as legal advisors.